UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 28, 2024

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 4. Changes in Issuer’s Certifying Accountant.

On August 28, 2024, the Audit Committee of TerraCycle US, Inc. (the “Company”) approved and ratified the appointment of KPMG LLP (“KPMG”) as the Company’s new independent registered public accounting firm for the year ended December 31, 2024. During the two most recent fiscal years ended Decmeber 31, 2023 and 2022, and during the subsequent interim period from January 1, 2024 through August 28, 2024, neither the Company nor anyone acting on its behalf has consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	August 28, 2024